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                              February 15, 2024

       Joseph A. Cosio-Barron
       President and CEO
       MAPTELLIGENT, INC.
       2381 St Rose Pkwy
       Suite 297
       Henderson, NV 89052

                                                        Re: MAPTELLIGENT, INC.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed January 30,
2024
                                                            File No. 024-12384

       Dear Joseph A. Cosio-Barron:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed January 30, 2024

       Risks Related to Our Intellectual Property, page 9

   1. We note your revised disclosure in response to prior comment 3. Please include similar disclosure in the
section entitled "Our Company" at page 4. Note that your
                                                        disclosure throughout
the prospectus should clearly state, if true, that you are an intermediary that
provides access to software and data that is either licensed from third-
                                                        parties or, to the
extent applicable, available in the public domain.
       Executive Compensation, page 31

   2. We note your response to our prior comment 4 and re-issue the comment. Please update your executive
compensation for Mr. Cosio-Barron and Mr. Ziccardi to include the fiscal year ended December 31,
2023. Refer to Item 11(b) of Form 1-A.
 Joseph A. Cosio-Barron
MAPTELLIGENT, INC.
February 15, 2024
Page 2

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Daniel Morris,
Legal Branch Chief, at 202-551-3314 with any questions.



                                                        Sincerely,
FirstName LastNameJoseph A. Cosio-Barron
                                                        Division of Corporation
Finance
Comapany NameMAPTELLIGENT, INC.
                                                        Office of Energy &
Transportation
February 15, 2024 Page 2
cc:       Eric Newlan
FirstName LastName